UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

COHU, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-04298	95-1934119
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

12367 Crosthwaite Circle, Poway, California		92064-6817
(Address of principal executive offices)		(Zip Code)

Jeffrey D. Jones (858) 848-8100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Item 1.01      Conflict Minerals Disclosure and Report

Cohu, Inc. (“Cohu”, “we”, “our” and “us”) is committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.

Section 1502 of the Dodd Frank Financial Reform Act and U.S. Securities and Exchange Commission‘s Final Regulation to Implement Section 1502 of the Dodd-Frank Act both require reporting entities to exercise due diligence regarding the origin and chain of custody of the conflict minerals contained in their manufactured products. If the due diligence inquiry determines that the conflict minerals originated in the Democratic Republic of Congo or any of the covered adjoining countries the company is then obligated to determine whether the minerals financed or benefitted armed groups in these countries.

The foregoing description is qualified in its entirety by our Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and is incorporated by reference. A copy of Cohu’s Conflict Minerals Report is also publicly available at: www.cohu.com/corporate-responsibility. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

This Form SD and the exhibit attached hereto contain certain forward-looking statements relating to due diligence and compliance process improvements. Such forward-looking statements are based on management’s current expectations and beliefs and are not a guarantee of future performance and are subject to a number of uncertainties and other factors, including primarily whether industry organizations and initiatives such as the Responsible Business Alliance (“RBA”) (formerly the Electronic Industry Citizenship Coalition) and Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative) remain effective as a recognized source of external support in the conflict minerals compliance process and whether suppliers satisfy their obligations under those processes. Such risks and uncertainties may be outside of management’s control which could cause actual events to differ materially from those expressed or implied by the statements made herein and we undertake no obligation to publicly update any forward-looking statements.

Item 1.02      Exhibit

See Item 1.01 and Item 2.01.

Section 2 - Exhibits

Item 2.01     Exhibits

The following exhibit is filed as part of this report.

Exhibit No. 1.01 - Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cohu, Inc.
(Registrant)

/s/ Jeffrey D. Jones	May 27, 2020
Jeffrey D. Jones	(Date)
Vice President Finance & Chief Financial Officer